UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

1650 - 1055 West Hastings St., Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated January 16, 2007: Fronteer's Aurora Wraps Up 2006 Jacques Lake Drill Program With 0.16% U3O8 Over 17.13 Metres

99.2	News release dated January 11, 2007: Fronteer's Aurora Wraps Up Michelin Drilling With More Positive Results

99.3	News release dated January 10, 2007: Fronteer'S Aurora Intersects 2.19% U3O8 Over 3.62 Metres At Inda Deposit, Coastal Labrador

99.4	News release dated January 09, 2007:Fronteer Continues To Expand Agi Dagi Gold Project, NW Turkey

99.5	News release dated January 17, 2007: Fronteer Discovers New Copper-Gold Porphyry in Turkey Intersecting 1.03 Grams per Tonne Gold and 1.03% Copper Over 105.4 Metres

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: January 17, 2007	By:	/s/ Sean Tetzlaff
Sean Tetzlaff
	Title:	CFO & Corporate Secretary